

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 21, 2006

Mr. James W. Eldredge
Vice President, Corporate Secretary and Chief Accounting Officer
Puget Energy, Inc.
10885 NE 4<sup>th</sup> Street, Suite 1200
Bellevue, Washington 98004-5591

> **Re:** **Puget Energy, Inc.**
> **Puget Sound Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**
> **File Nos. 1-16305 and 1-4393**

Dear Mr. Eldredge:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2005</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Financial Condition and Results of Operations</u>

1.  It appears that "Electric Margin" and "Gas Margin" are non-GAAP financial
    performance measures.  As such, please revise your disclosures as follows:

    (a) Identify these measures as non-GAAP measures of performance.
    (b) Reconcile in table format from operating income to the non-GAAP amounts
        for each period presented.  Each reconciling item should be shown separately.
    (c) Provide cautionary disclosure that the non-GAAP measures presented may not
        be comparable to similarly titled measures used by other entities.
    (d) Describe how management uses the non-GAAP measures and why you
        believe the measures provide useful information to investors.
    (e) Disclose that the non-GAAP measures should not be considered as an
        alternative to operating income, which is determined in accordance with
        GAAP, as an indicator of operating performance.

<u>Capital Resources</u>

<u>Cash From Operations</u>

2.  It appears that cash available for construction expenditures is a non-GAAP
    liquidity measure prohibited by Rule 10(e) of Regulation S-K since it excludes
    items that required, or will require, cash settlement.  Please explain to us why you
    believe this measure is permitted by Item 10(e)(1)(ii)(A) of Regulation S-K or
    revise to comply with this guidance.

<u>Financial Statements and Supplementary Data</u>

3.  Please disclose the amount of income tax expense or benefits allocated to each
    component of other comprehensive income, including reclassification
    adjustments.  See paragraph 25 of SFAS 130.  Please also disclose accumulated
    balances for each classification of accumulated other comprehensive income as
    required by paragraph 26 of SFAS 130.

<u>Consolidated Statements of Income</u>

4.  Based on your disclosures provided in Management's Discussion and Analysis of
    Financial Condition and Results of Operations, we note that other income is
    netted with other expense in the "Other income" line item.  Please revise to
    present other income and other expense as separate line items, unless clearly
    immaterial.  Please also disclose material amounts included in other income and

other expense for each year presented. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation S-X.

5. We also note that long-term incentive plan costs are included within other income. We believe that you should present the expense related to share-based payment arrangements in the same line items as cash compensation paid to the same employees. Refer to SAB Topic 14:F. Please explain to us why you believe your classification is appropriate or revise.

## Note 1. Summary of Significant Accounting Policies

### Earnings Per Common Share (Puget Energy Only)

6. Please disclose for each of the periods presented securities that could potentially dilute basic earnings per share in the future that were excluded from the computation of diluted earnings per share because to do so would have been antidilutive. Refer to paragraph 40.c of SFAS 128.

## Note 3. Discontinued Operations

### Goodwill and Intangibles

7. Please disclose the aggregate amortization expense of intangible assets subject to amortization for each period presented. Refer to the requirements of paragraph 45.a of SFAS 142.

8. Please tell us and disclose the facts and circumstances leading to the impairment of goodwill of InfrastruX. Please refer to paragraph 47.a of SFAS 142.

## Note 6. Dividend Restrictions

9. In light of the dividend restrictions placed on PSE, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 4-08, 5-04 and 12-04 of Regulation S-X.

## Note 12. Income Taxes

10. Please tell us your basis in GAAP for classifying income taxes as an operating expense and an offset to miscellaneous income. Please also tell us how you classify income taxes related to interest charges.

Note 13. Retirement Benefits

11. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 21. Commitments and Contingencies

12. Please explain to us why the Frederickson 1 generating facility, in which you own a 49.85% interest, is excluded from your jointly owned generating plants disclosure.

Exhibit 31 Certifications

13. We note that you refer to "annual report" as opposed to "report" in paragraphs 2, 3 and 4.  Please provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.  Similarly revise your certifications in Forms 10-Q to replace references to "quarterly report" with "report" in the referenced paragraphs.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

14. Please address the comments above as applicable.

Note 2. Discontinued Operations and Corporate Guarantees

15. Please tell us in detail how the sale of InfrastruX to Tenaska Power Fund, L.P. was structured.  In doing so, ensure you tell us whether the sale was structured as a sale of stock or sale of assets.  If the former, please explain to us how your cash flow treatment is consistent with a stock sale.  In this regard, specifically address why it is appropriate to reflect gross proceeds from the sale in investing activities with payments to InfrastruX minority shareholders and debt holders in financing activities rather than to reflect net proceeds from the sale in investing activities.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a response letter that keys your responses to our comments and provides any requested information.  Detailed response letters greatly facilitate our review.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William Thompson
Branch Chief